UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

IronNet, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46323Q105
(CUSIP Number)

James Coats 4th Floor, 7 Vigo St, Savile Row House London, W1S 3HF, UK +44 20 3405 7321
Authorized to Receive Notices and Communications

September 10, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
C5 Investors General Partner Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,794,861 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,794,861 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,794,861

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Based on 84,423,567 shares of common stock issued and outstanding on August 26, 2021 as reported by the Company (as that term is defined herein) plus 1,078,125 additional shares of common stock which became issuable pursuant to the Business Combination Agreement on September 10, for a total of 85,501,692 shares.

1	NAMES OF REPORTING PERSONS
C5 Investors LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,794,861 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,794,861 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,794,861

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Based on 84,423,567 shares of common stock issued and outstanding on August 26, 2021 as reported by the Company (as that term is defined herein) plus 1,078,125 additional shares which became issuable pursuant to the Business Combination Agreement on September 10, for a total of 85,501,692 shares.

1	NAMES OF REPORTING PERSONS
C5 Capital Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,794,861 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,794,861 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,794,861

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Based on 84,423,567 shares of common stock issued and outstanding on August 26, 2021 as reported by the Company (as that term is defined herein) plus 1,078,125 additional shares which became issuable pursuant to the Business Combination Agreement on September 10, for a total of 85,501,692 shares.

1	NAMES OF REPORTING PERSONS
C5 Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,794,861 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
6,794,861 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,794,861

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9%* (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Based on 84,423,567 shares of common stock issued and outstanding on August 26, 2021 as reported by the Company (as that term is defined herein) plus 1,078,125 additional shares which became issuable pursuant to the Business Combination Agreement on September 10, for a total of 85,501,692 shares.

Introductory Statement: Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 (“Amendment No. 1”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 10, 2021 (the “Original Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of IronNet, Inc. (the “Company”). The shares subject to this Report (the “Additional Merger Shares”) will be issued to  C5 Partners LLC (the “LLC”). C5 Investors General Partner Limited (“GP Limited”) acts on behalf of C5 Investors LP (C5 LP”), the sole manager of the LLC. C5 Capital Limited (“C5 LP”) is the investment manager of C5 LP and exercises voting and investment power with respect to the Shares (the “Reporting Persons”).  This Amendment No. 1 amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below and in Annex A hereto, which is amended and restated, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background.

The information required by instruction C to Schedule 13D with respect to the general partners, executive officers and directors of the Reporting Persons, as the case may be, and not set out in the body of the Original Schedule 13D is set forth in Annex A hereto.

Item 3.	Source or Amount of Funds or Other Consideration.

C5 Partners LLC (the "LLC") became entitled to receive the Additional Merger Shares reported hereby pursuant to the Business Combination Agreement, which provides that Legacy IronNet stockholders, including the LLC, are entitled to receive additional merger consideration in the form of a pro rata portion of 1,078,125 shares of Common Stock if the volume weighted average closing share price for the Company’s Common Stock equals or exceeds $13.00 for ten (10) consecutive days during the two-year period following the Closing Date (August 26, 2021). The Common Stock met the volume weighted average closing share price requirement for the ten (10) consecutive days ending September 10, 2021 and the LLC’s right to receive the Additional Merger Shares became vested as of that date in consideration of the securities of Legacy IronNet surrendered on the Closing Date pursuant to the Business Combination Agreement.

Item 5.	Interest in Securities of the Issuer.

(a)          C5 Investors LLC is the holder of the Shares and the Additional Merger Shares, consisting of an aggregate of 6,794,861 shares of Common Stock, which represented 6,700,484 or 7.9% of the outstanding shares of Common Stock as of August 26, 2021 plus 94,377 additional shares which became issuable pursuant to the Business Combination Agreement on September 10, 2021. C5 Investors General Partner Limited acts on behalf of C5 Investors LP, the sole manager of C5 Partners LLC. Therefore, C5 Investors General Partner Limited and C5 Investors LP may be deemed to beneficially own the Shares and the Additional Merger Shares.  In addition, C5 Capital Limited, which is the investment manager of C5 Investors LP, exercises voting and investment power with respect to the Shares and the Additional Merger Shares and so may be deemed to beneficially own the Shares and the Additional Merger Shares.

(b)          C5 Capital Limited exercises voting and investment power with respect to the Shares.

(c)          Except as set forth herein and in the Original Schedule 13D, none of the Reporting Persons or, to their knowledge, any partner, executive officer or director thereof, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty days immediately preceding the date hereof.

(d)          Except as disclosed in this Amendment No. 1, to their knowledge, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Additional Merger Shares.

(e)          Not applicable.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated September 9th 2021 among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the SEC on September 9, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2021

C5 Capital Limited

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Chief Executive Officer and Director

C5 Investors General Partner Limited

By:	/s/ James Coats
Name: James Coats
Title: Director

C5 Investors LP

By:	/s/ James Coats
Name: James Coats
Title: Director

C5 Partners, LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Director

Annex A
To Amendment No. 1
To Schedule 13D

Partners, Directors and Executive Officers of Reporting Persons

The following table sets forth the name, present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each Partner, Director and Executive Officer of C5 Partners LLC, C5 Investors General Partner Limited, C5 Investors LP and C5 Capital Limited.

Unless otherwise indicated, the business address of each such person is 7 Vigo Street, London, W1S 3HF, UK.

Name	Position(s) with Reporting Person(s)	Other Present Principal Occupation or Employment	Citizenship
Andre Pienaar	Director, C5 Investors General Partner Limited Director, C5 Capital Limited	Founder, Chief Executive Officer and Managing Partner, C5 Capital Limited	United Kingdom
William Kilmer	Director, C5 Investors General Partner Limited Director, C5 Capital Limited	Managing Partner, C5 Capital Limited	United States of America
James Coats	Director, C5 Investors General Partner Limited	Director of Fund Operations, C5 Capital Limited	United Kingdom
Linda Zecher	Director, C5 Capital Limited	Managing Director of the Barkley Group	United States of America